Exhibit 2

PRESS RELEASE

Syneron Announces New Board Members

Yokneam, Israel, November 12, 2004 – Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of ELOS™ combined-energy medical aesthetic devices, today announced the appointment of Dan Suesskind and Dr. Michael Anghel to the Board of Directors of Syneron. Both Mr. Suesskind and Dr. Anghel will serve as independent directors. They will also serve as external directors for Israeli law purposes.

Commenting on these appointments, Dr. Shimon Eckhouse Chairman of the Board of Directors of Syneron said: “Dan and Michael are both highly experienced business leaders who bring strong business and finance expertise to the Board. I am confident that Syneron will benefit greatly from their involvement, and look forward to working with them to guide the Company to growth and success.”

Dan Suesskind is the Chief Financial Officer of Teva Pharmaceutical Industries Ltd., the largest generic drug company in the world, a position he has held since 1978. He served as a director of Teva until 2001 and is currently a member of the Jerusalem Foundation Investment Advisory Committee, the Board of Trustees of Hebrew University, Migdal Insurance Company, and Ness Technologies Inc.

Dr. Michael Anghel is the President and CEO of the Israel Discount Capital Markets and Investments Corp. Previously, he established CAP Ventures, which invested in and established several IT and communications enterprises. Earlier, he was senior director of IDB-Discount Investment Corporation. Dr. Anghel served as director of numerous companies, including DIC, Elbit, Elron, Elscint, AIPM and Orbotech.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron new directors – November 12, 2004

For more information, please contact please contact Moshe Mizrahy, CEO of Syneron Medical Ltd., at +972 4 909-6349, email: moshem@syneron-med.com.

Syneron, the Syneron logo, and ELOS are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.